ALPS FUND SERVICES, INC.
1290 Broadway, Suite 1100
Denver, Colorado 80203

October 9, 2015

VIA EDGAR

Mark Cowan
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Liberty All-Star Equity Fund (File No. 811-04809)

Dear Mr. Cowan:

The following are responses to the comments that I received from you by telephone on October 1, 2015 regarding the preliminary proxy statement (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) by the Liberty All-Star Equity Fund (the “Fund”) on September 22, 2015. Your comments and the Fund’s responses are set forth below.

1.	Please confirm the new Portfolio Management Agreement with Delaware Investments is effective and has been signed and not a “form of” as disclosed on page 3 of the proxy statement, and if so signed, please remove the “form of” reference.

The new Portfolio Management Agreement with Delaware Investments is effective and has been fully signed, and the disclosure in the proxy statement has been revised accordingly.

2.	Please confirm the fee breakpoints are the same between the old Portfolio Management Agreement with Schneider Capital Management and the new Portfolio Management Agreement with Delaware Investments.

The Fund has confirmed the fee breakpoints between the old Portfolio Management Agreement and the new Portfolio Management Agreement are the same.

3.	Please confirm all information is provided as required under Items 22(c)(2) and 22(c)(3) of Schedule 14A.

The Fund has revised the text in the proxy statement to satisfy the requirements under Items 22(c)(2) and 22(c)(3).

4.	Please confirm no disclosure of the Fund’s principal underwriter is required under Item 22(a)(3)(i).

The Fund is a closed-end registered investment management company, and therefore does not have a statutory principal underwriter.

5.	Please confirm all information is provided as required under Item 22(c)(13).

All information that is required under Item 22(c)(13) has been provided and disclosed.

6.	Please consider revising the “Submission of Certain Shareholder Proposals” section on page 10 of the proxy statement to reflect that this is a special shareholder meeting.

The Fund has revised the text accordingly.

7.	Please revise the following sentence in the third paragraph on the first page of the proxy card to be in bold font: “If no direction is made, this proxy will be voted FOR the Proposal in the discretion of the proxy holder as to any other matter that may properly come before the Meeting.”

The Fund has revised the stated sentence as requested by the SEC.

8.	Please consider revising the marked Proposal #2 on the proxy card to either give the shareholder an option to vote on any other such business or revising the statement to not have it a proposal to be considered at the special meeting.

The Fund has revised the proxy card to have it state as follows:

NOTE: The Fund may transact such other business, including adjournment of the Special Meeting, as may properly come before the Special Meeting or any adjournments thereof.

The Fund has also revised applicable disclosure in the proxy statement to have it be consistent with the proxy card so that it is not considered an actual proposal to be presented at the special shareholder meeting.

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please free to contact me at 720.917.0711.

Sincerely,

/s/ Alex J. Marks
Alex J. Marks
Secretary

cc:	Abigail Murray, Vice President and Senior Counsel, ALPS Fund Services, Inc.
Clifford Alexander, K&L Gates LLP